PRESS RELEASE

Loncor Announces Binding Term Sheet with Resolute Mining

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – April 3, 2018 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") is pleased to announce that it has entered into a binding term sheet with Resolute Mining Limited (“Resolute”) (ASX:RSG) whereby Resolute will acquire a total of 51,000,000 common shares of Loncor.

As part of the series of transactions contemplated by the term sheet (the “Transactions”), (a) the Company will issue 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000, (b) Resolute will purchase 25,000,000 common shares of Loncor held by Mr. Arnold Kondrat (“Kondrat”) in exchange for consideration of Cdn$2,500,000, to be paid by the issuance to Kondrat of ordinary shares of Resolute, and (c) Loncor will acquire a 100% interest in two DRC companies holding exploration permits in the Ngayu gold belt increasing Loncor’s holdings from 960 square kilometres to 1,696 square kilometres. The Company also intends to complete a further non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Kondrat will purchase 700,000 shares of this placement.

The term sheet also contemplates the entering into by Resolute and Kondrat of a shareholders’ agreement to pool their respective common share positions in Loncor, with a combined holding of approximately 54% of the outstanding common shares of the Company upon completion of the Transactions.

Upon closing, an advisory fee of Cdn$138,500 will be paid to Arlington Group Asset Management Limited of London, UK.

All Transactions are subject to completion of satisfactory due diligence, fulfilment of agreed conditions precedent, TSX and shareholder approvals and execution of the definitive agreements.

Loncor has called a special shareholders’ meeting for May 9, 2018 to seek the requisite shareholder approval for the Transactions.

Loncor has been working with one of Africa’s most successful gold mining companies, Randgold Resources (Nasdaq: GOLD), in its Ngayu Joint Venture whereby Randgold earns 65% to manage and sole fund an exploration program including delivery of a pre-feasibility study on any gold discovery that would meet Randgold’s investment criteria (reference is made to Loncor’s May 18, 2017 press release).

About Loncor Resources Inc.

The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the "DRC") -- the Ngayu and North Kivu projects. The Company holds exploration permits covering 960 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. Loncor’s 100%-owned Makapela prospect at the Ngayu project has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au). The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production. Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

Qualified Person
William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the completion of the proposed Transactions, mineral resource estimates, future exploration and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, that the TSX does not approve the PIFs of Resolute’s representatives, failure to execute the definitive documentation in respect of, or complete, the proposed Transactions, the need to satisfy regulatory and legal requirements and other conditions precedent with respect to the proposed Transactions, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2018 filed on SEDAR at www.sedar.com. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.